UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231-10-1

(CUSIP Number)

Philip D’Ambrosio

Executive Vice President & Treasurer

Madison Square Garden Entertainment Corp.

Two Pennsylvania Plaza

New York, NY 10121

(212) 465-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS Madison Square Garden Entertainment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,139 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Represents 583,139 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”), and 1,125,000 shares of Class A Common Stock of the Issuer issuable upon conversion of the same number of shares of Class C Common Stock, par value $0.01 per share (“Class C Common Stock”), of the Issuer. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of the Issuer entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 13,224,007 shares of Class A Common Stock of the Issuer outstanding as of May 5, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2023.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG Entertainment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,139 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents 583,139 shares of Class A Common Stock and 1,125,000 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class C Common Stock. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 13,224,007 shares of Class A Common Stock of the Issuer outstanding as of May 5, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on May 10, 2023.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG National Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,139 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents 583,139 shares of Class A Common Stock and 1,125,000 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class C Common Stock. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 13,224,007 shares of Class A Common Stock of the Issuer outstanding as of May 5, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on May 10, 2023.

AMENDMNET NO. 1 TO SCHEDULE 13D

This Amendment No.1 to Schedule 13D (the “Amendment No.1”) is filed jointly by (i) Madison Square Garden Entertainment Corp., a Delaware corporation (“MSGE”), (ii) MSG Entertainment Holdings, LLC, a Delaware limited liability company, and (iii) MSG National Properties, LLC, a Delaware limited liability company (“MSG National Properties”). Each of the entities described in clauses (i) through (iii) of the foregoing sentence is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D (the “Schedule 13D”) filed by the original Reporting Persons on April 24, 2023 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1.

Item 1.	Security and Issuer.

The title and class of equity security to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”). The principal executive office of the Issuer is located at One Manhattanville Road, Suite 202, Purchase, New York, 10577.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby supplemented as follows:

On June 16, 2023, MSG National Properties sold 1,500,000 shares of Class C Common Stock at a price of $9.70 per share to the Issuer pursuant to the Stock Repurchase Agreement, dated as of June 15, 2023, by and between the Issuer and MSG National Properties, which has been filed as Exhibit 2 and is incorporated herein by reference. As a result of such sale, the Reporting Persons beneficially own 583,139 shares of Class A Common Stock and 1,125,000 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class C Common Stock, representing approximately 11.9% of the outstanding Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a)

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of June 16, 2023, each of the Reporting Persons is the beneficial owner, and MSG National Properties is the direct owner, of 583,139 shares of Class A Common Stock and 1,125,000 shares of Class A Common Stock issuable upon conversion of the same number of Class C Common Stock, which represents 11.9% of the number of shares of Class A Common Stock outstanding based on 13,224,007 shares of Class A Common Stock outstanding as of May 5, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on May 10, 2023.

To the Reporting Persons’ knowledge, Philip D’Ambrosio beneficially owns 62 shares of Class A Common Stock and jointly owns 15 shares of Class A Common Stock with his wife. Mr. D’Ambrosio has disclaimed beneficial ownership of 11 shares of Class A Common Stock owned by his children. To the Reporting Persons’ knowledge, none of the other Covered Persons directly owns any shares of Class A Common Stock as of June 16, 2023; provided, however, that each Covered Person may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Class A Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

(b)

The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated herein by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Class A Common Stock reported for such Reporting Person.

(c)

Except for the transaction described in Item 3 of this Schedule 13D, which is incorporated herein by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Class A Common Stock of the Issuer during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this statement on Schedule 13D.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. The information set forth in Items 2, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, by and among the Reporting Persons, dated June 20, 2023.*

2	Stock Repurchase Agreement, by and between the Issuer and MSG National Properties, dated June 15, 2023.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer

MSG ENTERTAINMENT HOLDINGS, LLC

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer

MSG NATIONAL PROPERTIES, LLC

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer